Exhibit 99.1

GreenPower Reports Record Revenue of $7.7 million and 57 Vehicle Deliveries for Fiscal Second Quarter 2023

VANCOUVER, BC, Nov. 15, 2022 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced record revenues and deliveries for its second quarter ended September 30, 2022.

"In August, GreenPower celebrated the opening of a factory-ready facility in South Charleston, West Virginia with a ribbon cutting ceremony expanding the company's presence in the East Coast. The newly-hired team members have already trained, worked on and delivered GreenPower vehicles to customers in the region," said Fraser Atkinson, CEO of GreenPower. "GreenPower followed the factory opening with the roll out of an all-electric school bus pilot project in September. Three GreenPower Type D school buses have been deployed in three West Virginia counties under the program, done in cooperation with the state and Gov. Jim Justice. GreenPower's award winning Nano BEAST Type A, ADA-compliant school bus was added to the pilot in a fourth county during the second phase of the pilot."

"In October, the EPA announced the selectees for their Clean School Bus Program. GreenPower has submissions with its dealers, school districts and state education departments and is prepared to meet this demand in a timely and efficient manner," Atkinson continued. "GreenPower also continued to expand in California with HVIP vouchers, School Bus Set aside funding, CEC and the VW Trust funds during the quarter. With the completion of each contract GreenPower has the completed inventory to schedule deliveries."

Second Quarter Highlights:

  Generated record revenues of $7,726,461 in the second quarter, an increase of 67% over the revenue of $4,629,371 for the second quarter in the previous year and double the revenue of $3,851,105 in the first quarter.
  Delivered 57 GreenPower vehicles in the quarter.
  Delivered production EV Star Cab and Chassis vehicles to Workhorse.
  Delivered three BEAST Type D all-electric school buses for the pilot project in West Virginia.
  Sold 21 EV Star 22' Cargos primarily to a diverse group of customers in New Jersey.
  Closed the acquisition of Lion Truck Body in July 2022 and recognized almost $600,000 of revenue in the quarter.
  Took possession of the 80,000 square foot facility in South Charleston, West Virginia to manufacture all-electric school buses. Onboarded its first employees and began working on customer deliveries.
  GreenPower's Nano BEAST Type A all-electric, purpose-built school bus won the "Innovation Award for Best Green Bus Technology" from School Transportation News.

"GreenPower started delivery of the EV Star Cab and Chassis to Workhorse during the second quarter," stated Brendan Riley, President of GreenPower. "What has been especially exciting to me is that our respective technical teams have been very collaborative and enjoy working together."

Riley noted that as GreenPower continues to ramp up production and deliveries, it will be necessary for the company to address timing issues with the supply chain and shipping. "We believe there is still work to be done to get our run-rate where it needs to be," he continued.

"The acquisition of Lion Truck Body was a major accomplishment this quarter for GreenPower. Lion Truck Body is a tremendous truck body supplier and will be a great incubator for compelling EV vehicle bodies," Riley said. "GreenPower has already started taking orders of its zero-emissions, all-electric vehicles for various cutting-edge bodies, for lightweight box trucks with liftgates, service vehicles and refrigerated vehicles."

GreenPower has added new employees, sales leadership and dealers nationwide to help customers take advantage of implementation of both the bipartisan infrastructure law and the Inflation Recovery Act. "The rules and regulations implementing these federal laws are complex and GreenPower has increased its staff in order to assist customers in navigating these opportunities. Whether it's the federal EV tax credits which provide for $40,000 tax credits per medium duty EV delivered in 2023, the execution of EPA's school bus program or helping customers through the myriad of state programs and regulations, GreenPower is geared-up to be the full-service provider for its customers for both the goods and services necessary to successfully continue this EV revolution," Riley concluded.

Second Quarter 2023 Financial Summary:

  Recorded revenues in the quarter of $7,726,461 in the second quarter an increase of 67% over the revenue of $4,629,371 for the second quarter in the previous fiscal year. Revenue was generated from the sale of three BEAST Type D all-electric school buses, one Nano BEAST Type A all-electric school bus, 21 EV Star 22-foot cargo, three EV Stars and 29 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and Lion Truck Body since the July 7, 2022 acquisition date.
  Cost of revenues in the quarter were $5,971,026 generating a gross profit of $1,755,435 or 22.7% of revenues compared to a gross profit of 20.6% for the second quarter in the previous fiscal year. Gross profit for the quarter was compressed on a short-term basis due to initial deliveries of the EV Star Cab and Chassis and EV Star 22' Cargo.
  Revenue for the six months ended September 30, 2022 was $11,577,566 an increase of 52% over the revenue of $7,609,457 for the same period in the previous year.
  Working capital of $26,667,326 including cash of more than $1 million.
  Inventory of $44 million on September 30, 2022 compared to $39.7 million on June 30, 2022. Inventory on September 30, 2022 includes $27.5 million of finished goods inventory primarily representing EV Star Transit +, EV Star Cab and Chassis, EV Stars, EV Star Cargo and both BEAST and Nano BEAST school buses.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Media Relations / Press Inquiries
(218) 766-8856

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2022 GreenPower Motor Company Inc. All rights reserved.